Exhibit 99.3

Cameco Corporation

2025 condensed consolidated interim financial statements

(unaudited)

April 30, 2025

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended
($Cdn thousands, except per share amounts)	Note	Mar 31/25	Mar 31/24
Revenue from products and services	11	$789,432	$633,545
Cost of products and services sold		458,693	403,558
Depreciation and amortization		60,602	43,167

Cost of sales		519,295	446,725

Gross profit		270,137	186,820
Administration		58,820	59,808
Exploration		7,888	7,360
Research and development		13,982	9,320
Other operating expense (income)	9	1,419	(16,780)
Loss on disposal of assets		2,217	370

Earnings from operations		185,811	126,742
Finance costs	12	(30,098)	(38,145)
Loss on derivatives	17	(8,928)	(41,278)
Finance income		3,689	6,323
Share of loss from equity-accounted investees	6	(26,850)	(46,346)
Foreign exchange gains (losses)		(871)	16,607
Other income (expense)		404	(4)

Earnings before income taxes		123,157	23,899
Income tax expense	13	53,405	30,960

Net earnings (loss)		$69,752	$(7,061)

Net earnings (loss) attributable to:
Equity holders		69,764	(7,056)
Non-controlling interest		(12)	(5)

Net earnings (loss)		$69,752	$(7,061)

Earnings (loss) per common share attributable to equity holders:
Basic	14	$0.16	$(0.02)

Diluted	14	$0.16	$(0.02)

See accompanying notes to condensed consolidated interim financial statements.

2 CAMECO CORPORATION

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/25	Mar 31/24
Net earnings (loss)		$69,752	$(7,061)
Other comprehensive income (loss), net of taxes:
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability - equity-accounted investee[1]		(37)	(31)
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		15,958	38,199
Gains (losses) on derivatives designated as cash flow hedges -equity-accounted investee[2]		(12,669)	3,949
Exchange differences on translation of foreign operations - equity-accounted investee		60,654	(12,152)

Other comprehensive income, net of taxes		63,906	29,965

Total comprehensive income		$133,658	$22,904

Other comprehensive income attributable to
Equity holders		$63,906	$29,965
Non-controlling interest		—	—

Other comprehensive income		$63,906	$29,965

Total comprehensive income attributable to
Equity holders		$133,670	$22,909
Non-controlling interest		(12)	(5)

Total comprehensive income		$133,658	$22,904

[1]	Net of tax (Q1 2025 - $13; Q1 2024 - $10)
[2]	Net of tax (Q1 2025 - $4,573; Q1 2024 - $(2,213))

See accompanying notes to condensed consolidated interim financial statements.

2025 FIRST QUARTER REPORT 3

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Mar 31/25	Dec 31/24
Assets
Current assets
Cash and cash equivalents		$361,469	$600,462
Accounts receivable		149,345	346,800
Current tax assets		34,930	2,579
Inventories	4	801,027	826,863
Supplies and prepaid expenses		152,180	145,390
Current portion of long-term receivables, investments and other	5	1,174	1,093

Total current assets		1,500,125	1,923,187

Property, plant and equipment		3,277,651	3,286,515
Intangible assets		39,137	39,822
Long-term receivables, investments and other	5	597,059	595,896
Investment in equity-accounted investees	6	3,181,588	3,218,456
Deferred tax assets		788,702	843,131

Total non-current assets		7,884,137	7,983,820

Total assets		$9,384,262	$9,907,007

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		346,229	619,035
Current tax liabilities		704	21,225
Current portion of long-term debt	7	—	285,707
Current portion of other liabilities	8	164,002	221,820
Current portion of provisions	9	43,630	37,974

Total current liabilities		554,565	1,185,761

Long-term debt	7	995,744	995,583
Other liabilities	8	338,586	363,497
Provisions	9	1,003,557	997,833

Total non-current liabilities		2,337,887	2,356,913

Shareholders’ equity
Share capital	10	2,935,465	2,935,367
Contributed surplus		204,497	210,784
Retained earnings		3,168,999	3,099,264
Other components of equity		182,835	118,892

Total shareholders’ equity attributable to equity holders		6,491,796	6,364,307
Non-controlling interest		14	26

Total shareholders’ equity		6,491,810	6,364,333

Total liabilities and shareholders’ equity		$9,384,262	$9,907,007

Commitments and contingencies [notes 9, 13]

See accompanying notes to condensed consolidated interim financial statements.

4 CAMECO CORPORATION

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2025	$2,935,367	$210,784	$3,099,264	$104,245	$15,395	$(748)	$6,364,307	$26	$6,364,333
Net earnings (loss)	—	—	69,764	—	—	—	69,764	(12)	69,752
Other comprehensive income (loss)	—	—	(37)	76,612	(12,669)	—	63,906	—	63,906

Total comprehensive income (loss) for the period	—	—	69,727	76,612	(12,669)	—	133,670	(12)	133,658

Share-based compensation	—	2,068	—	—	—	—	2,068	—	2,068
Stock options exercised	98	(25)	—	—	—	—	73	—	73
Restricted share units released	—	(8,330)	—	—	—	—	(8,330)	—	(8,330)
Dividends	—	—	8	—	—	—	8	—	8

Balance at March 31, 2025	$2,935,465	$204,497	$3,168,999	$180,857	$2,726	$(748)	$6,491,796	$14	$6,491,810

Balance at January 1, 2024	$2,914,165	$215,679	$2,979,743	$(18,040)	$3,506	$(748)	$6,094,305	$4	$6,094,309
Net loss	—	—	(7,056)	—	—	—	(7,056)	(5)	(7,061)
Other comprehensive income (loss)	—	—	(31)	26,047	3,949	—	29,965	—	29,965

Total comprehensive income (loss) for the period	—	—	(7,087)	26,047	3,949	—	22,909	(5)	22,904

Share-based compensation	—	1,288	—	—	—	—	1,288	—	1,288
Stock options exercised	605	(114)	—	—	—	—	491	—	491
Restricted share units released	—	(7,124)	—	—	—	—	(7,124)	—	(7,124)
Transactions with owners - contributed equity	—	—	—	—	—	—	—	31	31

Balance at March 31, 2024	$2,914,770	$209,729	$2,972,656	$8,007	$7,455	$(748)	$6,111,869	$30	$6,111,899

See accompanying notes to condensed consolidated interim financial statements.

2025 FIRST QUARTER REPORT 5

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended
($Cdn thousands)		Mar 31/25	Mar 31/24
Operating activities
Net earnings (loss)		$69,752	$(7,061)
Adjustments for:
Depreciation and amortization		60,602	43,167
Deferred charges		(48,449)	(24,282)
Unrealized loss (gain) on derivatives		(13,013)	34,644
Share-based compensation	16	2,068	1,288
Loss on disposal of assets		2,217	370
Finance costs	12	30,098	38,145
Finance income		(3,689)	(6,323)
Share of loss in equity-accounted investees	6	26,850	46,346
Foreign exchange losses (gains)		871	(16,607)
Other operating expense (income)	9	1,419	(16,780)
Other expense (income)		(404)	4
Income tax expense	13	53,405	30,960
Interest received		3,689	6,323
Income taxes paid		(51,790)	(11,883)
Dividends from equity-accounted investees		69,747	—
Other operating items	15	(93,182)	(55,154)

Net cash provided by operations		110,191	63,157

Investing activities
Additions to property, plant and equipment		(56,458)	(40,019)
Increase in long-term receivables, investments and other		(954)	—
Proceeds from sale of property, plant and equipment		23	—

Net cash used in investing		(57,389)	(40,019)

Financing activities
Decrease in debt		(285,240)	(268,300)
Interest paid		(5,883)	(2,523)
Lease principal payments		(601)	(412)
Proceeds from issuance of shares, stock option plan		73	491
Dividends returned		8	—

Net cash used in financing		(291,643)	(270,744)

Decrease in cash and cash equivalents, during the period		(238,841)	(247,606)
Exchange rate changes on foreign currency cash balances		(152)	4,014
Cash and cash equivalents, beginning of period		600,462	566,809

Cash and cash equivalents, end of period		$361,469	$323,217

Cash and cash equivalents is comprised of:
Cash		266,466	234,391
Cash equivalents		95,003	88,826

Cash and cash equivalents		$361,469	$323,217

See accompanying notes to condensed consolidated interim financial statements.

6 CAMECO CORPORATION

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2025 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has operations in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. Cameco also has a 49% interest in Westinghouse Electric Company (Westinghouse), a joint venture with Brookfield Renewable Partners and its institutional partners (collectively, Brookfield). Westinghouse is one of the world’s largest nuclear services businesses with corporate headquarters in Pennsylvania and operations around the world. Both JV Inkai and Westinghouse are accounted for on an equity basis (see note 6).

Cameco has two operating mines, Cigar Lake and McArthur River as well as a mill at Key Lake. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 18 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Material accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2024.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on April 30, 2025.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

2025 FIRST QUARTER REPORT 7

Derivative financial instruments	Fair value through profit or loss (FVTPL)

Equity investments	Fair value through other comprehensive income (FVOCI)

Liabilities for cash-settled share-based payment arrangements	FVTPL

Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2024.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2024, consolidated financial statements.

3.	Accounting standards

A.	Changes in accounting policy

There is one new amendment to an existing standard that became effective January 1, 2025, but it did not have an effect on the Company’s financial statements.

B.	New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended March 31, 2025 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the standards and amendments and does not expect them to have a material impact on its financial statements. The one new standard that is expected to have an impact on disclosures is described below.

i.	Financial statement presentation

In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Cameco has not yet determined the impact of this standard on its disclosures.

8 CAMECO CORPORATION

4.	Inventories

	Mar 31/25	Dec 31/24
Uranium
Concentrate	$591,460	$651,901
Broken ore	29,455	27,892

	620,915	679,793
Fuel services	179,110	146,612
Other	1,002	458

Total	$801,027	$826,863

Cameco expensed $472,492,000 of inventory as cost of sales during the first quarter of 2025 (2024 - $404,298,000).

5.	Long-term receivables, investments and other

	Mar 31/25	Dec 31/24
Derivatives [note 17]	399	103
Investment tax credits	96,199	96,199
Amounts receivable related to tax dispute [note 13](a)	209,125	209,125
Product loan(b)	288,294	288,294
Other	4,216	3,268

	598,233	596,989
Less current portion	(1,174)	(1,093)

Net	$597,059	$595,896

(a)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties paid.

(b)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay the Company in kind with uranium concentrate no later than December 31, 2028. As at March 31, 2025, 3,000,000 pounds have been returned as repayment on this loan (December 31, 2024 - 3,000,000 pounds).

Cameco also loaned Orano 1,148,200 kgU of conversion supply and an additional 1,200,000 pounds of uranium concentrate during 2022 and 2023. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 conversion supply drawn by December 31, 2035.

As at March 31, 2025, 3,600,000 pounds of U3O8 (December 31, 2024 - 3,600,000 pounds) and 1,148,200 kgU of UF6 conversion supply (December 31, 2024 - 1,148,200 kgU) were drawn on the loans. The values of the loans are recorded at Cameco’s weighted average cost of inventory at the time the loans were drawn.

2025 FIRST QUARTER REPORT 9

6.	Equity-accounted investees

	Mar 31/25	Dec 31/24
Interest in Westinghouse	$2,848,165	$2,931,746
Interest in JV Inkai	333,423	286,710
Interest in Global Laser Enrichment (GLE)	—	—

	$3,181,588	$3,218,456

A.	Joint ventures

i.	Westinghouse

Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. Cameco holds a 49% interest and Brookfield holds 51%. Cameco has joint control with Brookfield over the strategic operating, investing and financing activities of Westinghouse. The Company determined that the joint arrangement should be classified as a joint venture after concluding that neither the legal form of the separate entity, the terms of the contractual arrangement, or other facts and circumstances would give the Company rights to the assets and obligations for the liabilities relating to the arrangement. As a result, Cameco accounts for Westinghouse on an equity basis.

Westinghouse provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors. Westinghouse has three fabrication facilities that design and manufacture nuclear fuel supplies for light water reactors. In addition, Westinghouse designs, develops and procures equipment for the build of new nuclear reactor plants.

The following table summarizes the total comprehensive loss of Westinghouse (100%):

	Mar 31/25	Mar 31/24
Revenue from products and services	$1,570,456	$1,337,804
Cost of products and services sold	(589,507)	(601,723)
Depreciation and amortization	(196,610)	(172,849)
Marketing, administrative and general expenses	(794,810)	(684,061)
Finance income	876	3,939
Finance costs	(99,932)	(130,852)
Other expense	(51,903)	(80,582)
Income tax recovery	34,795	76,332

Net loss	(126,635)	(251,992)
Other comprehensive income (loss)	97,853	(16,804)

Total comprehensive loss	$(28,782)	$(268,796)

10 CAMECO CORPORATION

The following table summarizes the financial information of Westinghouse (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Mar 31/25	Dec 31/24
Cash and cash equivalents	$254,630	$255,589
Other current assets	2,842,163	2,737,164
Intangible assets	7,776,576	7,821,802
Goodwill	1,718,799	1,698,174
Non-current assets	3,154,353	3,113,031
Current portion of long-term debt	(582,371)	(44,576)
Other current liabilities	(2,490,817)	(2,751,396)
Long-term debt	(4,917,045)	(4,924,398)
Other non-current liabilities	(2,100,114)	(2,078,688)

Net assets	5,656,174	5,826,702
Net assets attributable to non-controlling interest	(25,210)	(25,127)

Net assets attributable to shareholders	5,630,964	5,801,575
Cameco’s share of net assets attributable to shareholders (49%)	2,759,172	2,842,772
Acquisition costs(a)	83,896	83,896
Impact of foreign exchange on acquisition costs	5,097	5,078

Carrying amount of interest in Westinghouse	$2,848,165	$2,931,746

(a)	Cameco incurred $83,896,000 of acquisition costs that were included in the cost of the investment.

ii.	Global Laser Enrichment LLC (GLE)

GLE is the exclusive licensee of the proprietary Separation of Isotopes by Laser Excitation (SILEX) laser enrichment technology, a third-generation uranium enrichment technology. Cameco owns a 49% interest in GLE with an option to attain a majority interest of up to 75% ownership. Cameco has joint control with Silex Systems Limited over the strategic operating, investing and financing activities and as a result, accounts for GLE on an equity basis. In 2014, an impairment charge was recognized for its full carrying value of $183,615,000. Following the impairment, under the equity method of accounting, Cameco discontinued recognizing its share of losses in GLE. Cameco’s contributions to GLE are recorded in earnings as research and development.

B.	Associate

i.	JV Inkai

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

2025 FIRST QUARTER REPORT 11

The following tables summarize the total comprehensive earnings of JV Inkai (100%):

	Mar 31/25	Mar 31/24
Revenue from products and services	$809	$313,864
Cost of products and services sold	(62)	(38,424)
Depreciation and amortization	(21)	(20,400)
Finance income	2,086	562
Finance costs	(136)	(272)
Other expense	(15,510)	(15,312)
Income tax expense	(925)	(49,457)

Net earnings (loss) from continuing operations	(13,759)	190,561
Other comprehensive income	—	—

Total comprehensive income (loss)	$(13,759)	$190,561

The following table summarizes the financial information of JV Inkai (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Mar 31/25	Dec 31/24
Cash and cash equivalents	$61,951	$47,282
Other current assets	670,397	694,041
Non-current assets	328,612	307,801
Current liabilities	(342,017)	(42,368)
Non-current liabilities	(28,081)	(27,802)

Net assets	690,862	978,954
Cameco’s share of net assets (40%)	276,345	391,582
Consolidating adjustments(a)	(51,627)	(93,365)
Fair value increment(b)	77,991	77,992
Dividends declared but not received	144,180	9,760
Dividends in excess of ownership percentage(c)	(109,064)	(107,179)
Impact of foreign exchange	(4,402)	7,920

Carrying amount of interest in JV Inkai	$333,423	$286,710

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit, recognize deferred profit and amortize historical differences in accounting policies. The historical differences are amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

12 CAMECO CORPORATION

7.	Long-term debt

	Mar 31/25	Dec 31/24
Unsecured debentures
Series F - 5.09% debentures due November 14, 2042	$99,400	$99,395
Series H - 2.95% debentures due October 21, 2027	399,028	398,936
Series I - 4.94% debentures due May 24, 2031	497,316	497,252
Term loans	—	285,707

	995,744	1,281,290
Less current portion	—	(285,707)

Total	$995,744	$995,583

On November 7, 2023, the Company utilized a term loan for $600,000,000 (US) to finance the 49% acquisition of Westinghouse. The term loan consisted of two $300,000,000 (US) tranches. The first tranche had a floating interest rate of SOFR plus 1.80% and was to mature on November 7, 2025. The second tranche had a floating interest rate of SOFR plus 2.05% and was set to mature on November 7, 2026. The second tranche was fully repaid on June 10, 2024. On September 9, 2024, Cameco repaid $100,000,000 (US) of the first tranche. The remaining $200,000,000 (US) was repaid on January 13, 2025.

8.	Other liabilities

	Mar 31/25	Dec 31/24
Deferred sales	$58,120	$106,569
Derivatives [note 17]	130,892	143,609
Accrued pension and post-retirement benefit liability	80,140	78,674
Lease obligation [note 17]	9,891	9,839
Product loans(a)	154,697	177,623
Sales contracts	2,553	4,304
Other	66,295	64,699

	502,588	585,317
Less current portion	(164,002)	(221,820)

Net	$338,586	$363,497

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2,000,000 kgU of UF6 conversion services and 5,680,000 pounds of U3O8 by September 30, 2027 with repayment in kind up to December 31, 2027. Under the facilities, standby fees of up to 1.5% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 3.0%. At March 31, 2025, we have 1,490,000 kgU of UF6 conversion services (December 31, 2024 - 1,567,000 kgU) drawn on the loans with repayment in the following years:

	2025	2026	2027	Total
kgU of UF6	293,000	1,197,000	—	1,490,000

We also have 2,462,000 pounds of U3O8 (December 31, 2024 - 2,506,000 pounds) drawn with repayment in the following years:

2025 FIRST QUARTER REPORT 13

	2025	2026	2027	Total
lbs of U3O8	630,000	1,832,000	—	2,462,000

The loans are recorded at Cameco’s weighted average cost of inventory.

9.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,025,039	$10,768	$1,035,807
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	7,525	—	7,525
Recognized in earnings	1,419	—	1,419
Provisions used during the period	(7,344)	(168)	(7,512)
Accretion [note 12]	9,779	82	9,861
Effects of movements in exchange rates	87	—	87

End of period	$1,036,505	$10,682	$1,047,187

Current	39,124	4,506	43,630
Non-current	997,381	6,176	1,003,557

	$1,036,505	$10,682	$1,047,187

10.	Share capital

At March 31, 2025, there were 435,316,918 common shares outstanding. Options in respect of 255,123 shares are outstanding under the stock option plan and are exercisable up to 2027. For the three months ended March 31, 2025, there were 4,835 options exercised that resulted in the issuance of shares (2024 - 30,000).

11.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

14 CAMECO CORPORATION

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 18):

For the three months ended March 31, 2025

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$344,375	$90,524	$35,949	$470,848
Europe	198,492	38,829	—	237,321
Asia	75,957	5,306	—	81,263

	$618,824	$134,659	$35,949	$789,432

Contract type
Fixed-price	$231,485	$118,939	$35,949	$386,373
Market-related	387,339	15,720	—	403,059

	$618,824	$134,659	$35,949	$789,432

For the three months ended March 31, 2024

	Uranium	Fuel services	Total
Customer geographical region
Americas	$421,917	$61,253	$483,170
Europe	67,131	10,761	77,892
Asia	72,062	421	72,483

	$561,110	$72,435	$633,545

Contract type
Fixed-price	$157,927	$63,614	$221,541
Market-related	403,183	8,821	412,004

	$561,110	$72,435	$633,545

12.	Finance costs

	Three months ended
	Mar 31/25	Mar 31/24
Interest on long-term debt	$15,612	$24,372
Accretion [note 9]	9,861	8,773
Other charges	4,625	5,000

Total	$30,098	$38,145

2025 FIRST QUARTER REPORT 15

13.	Income taxes

	Three months ended
	Mar 31/25	Mar 31/24
Earnings (loss) before income taxes
Canada	$200,042	$140,574
Foreign	(76,885)	(116,675)

	$123,157	$23,899

Current income taxes (recovery)
Canada	$(3,000)	$11,354
Foreign	1,972	1,445

	$(1,028)	$12,799
Deferred income taxes (recovery)
Canada	$52,940	$19,456
Foreign	1,493	(1,295)

	$54,433	$18,161

Income tax expense	$53,405	$30,960

Cameco has recorded $788,702,000 of deferred tax assets (December 31, 2024 - $843,131,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Cameco has operations in countries where the global minimum top-up tax has been enacted or substantively enacted effective January 1, 2024, including: Canada, Australia, Barbados, Germany, Luxembourg, Switzerland and the United Kingdom. The exposure is currently only in Switzerland, as all other constituent entities have effective tax rates higher than 15% and the transitional safe harbour rules are expected to be met. As a result of this exposure, additional income tax expense of $542,000 has been recorded relating to the profits earned in Switzerland (2024 - $345,000).

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

As CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco is utilizing its appeal rights under Canadian federal and provincial tax rules.

16 CAMECO CORPORATION

14.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period.

	Three months ended
	Mar 31/25	Mar 31/24
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$69,764	$(7,056)
Weighted average common shares outstanding	435,312	434,185

Basic earnings (loss) per common share	$0.16	$(0.02)

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$69,764	$(7,056)
Weighted average common shares outstanding	435,312	434,185
Dilutive effect of stock options	202	—

Weighted average common shares outstanding, assuming dilution	435,514	434,185

Diluted earnings (loss) per common share	$0.16	$(0.02)

(a)	For the quarter ended March 31, 2024, 1,049 options were excluded from the diluted weighted average number of common shares because their inclusion would have been anti-dilutive.

15. Statements of cash flows

	Three months ended
	Mar 31/25	Mar 31/24
Changes in non-cash working capital:
Accounts receivable	$197,316	$252,901
Inventories	16,958	(60,768)
Supplies and prepaid expenses	(6,801)	(4,526)
Accounts payable and accrued liabilities	(287,626)	(228,041)
Reclamation payments	(7,512)	(7,808)
Other	(5,517)	(6,912)

Other operating items	$(93,182)	$(55,154)

16.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 33,337,225 shares have been issued. As of March 31, 2025, the total number of stock options held by the participants was 255,123 (December 31, 2024 - 259,958).

B.	Executive performance share unit (PSU)

During the period, the Company granted 183,370 PSUs. The weighted average fair value per unit at the date of issue was $63.70. As of March 31, 2025, the total number of PSUs held by the participants was 583,524 (December 31, 2024 - 636,588).

C.	Restricted share unit (RSU)

During the period, the Company granted 327,867 RSUs. The weighted average fair value per unit at the date of issue was $63.70. As of March 31, 2025, the total number of RSUs held by the participants was 767,052 (December 31, 2024 - 734,000).

2025 FIRST QUARTER REPORT 17

D.	Deferred share unit (DSU)

During the period, the Company issued 7,749 DSUs. The weighted average fair value per unit at the date of issue was $61.71. As of March 31, 2025, the total number of DSUs held by participating directors was 318,353 (December 31, 2024 - 310,604).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/25	Mar 31/24
Employee share ownership plan(a)	$1,397	$1,080
Restricted share unit plan	2,068	1,288

Total	$3,465	$2,368

(a)	The total number of shares purchased in 2025 with Company contributions was 20,742 (2024 - 18,331).

Cash-settled plans

During the period, the Company recognized the following expenses (income) under these plans:

	Three months ended
	Mar 31/25	Mar 31/24
Performance share unit plan	$2,579	$3,522
Deferred share unit plan	(4,576)	861
Restricted share unit plan	(1,581)	2,811
Phantom stock option plan	(524)	70
Phantom restricted share unit plan	(75)	166

	$(4,177)	$7,430

Expenses (income) related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

18 CAMECO CORPORATION

17.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At March 31, 2025

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents(a)	$—	$361,469	$361,469
Accounts receivable	—	149,345	149,345
Derivative assets [note 5]
Foreign currency contracts	399	—	399

	399	510,814	511,213

Financial liabilities
Accounts payable and accrued liabilities	—	346,229	346,229
Lease obligation [note 8]	—	9,891	9,891
Derivative liabilities [note 8]
Foreign currency contracts	128,277	—	128,277
Interest rate contracts	2,615	—	2,615
Long-term debt	—	995,744	995,744

	130,892	1,351,864	1,482,756

Net	(130,493)	(841,050)	(971,543)

At December 31, 2024

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$600,462	$600,462
Accounts receivable	—	346,800	346,800
Derivative assets [note 5]
Foreign currency contracts	103	—	103

	$103	$947,262	$947,365

Financial liabilities
Accounts payable and accrued liabilities	$—	$619,035	$619,035
Current portion of long-term debt	—	285,707	285,707
Lease obligation [note 8]	—	9,839	9,839
Derivative liabilities [note 8]
Foreign currency contracts	140,437	—	140,437
Interest rate contracts	3,172	—	3,172
Long-term debt	—	995,583	995,583

	143,609	1,910,164	2,053,773

Net	$(143,506)	$(962,902)	$(1,106,408)

2025 FIRST QUARTER REPORT 19

(a)

Cameco has pledged $163,691,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective November 1, 2023. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

20 CAMECO CORPORATION

The following tables summarize the carrying amounts and level 2 fair values of Cameco’s financial instruments that are measured at fair value:

As at March 31, 2025

	Carrying value	Fair Value
Derivative assets [note 5]
Foreign currency contracts	$399	$399
Derivative liabilities [note 8]
Foreign currency contracts	(128,277)	(128,277)
Interest rate contracts	(2,615)	(2,615)
Long-term debt	(995,744)	(1,068,322)

Net	$(1,126,237)	$(1,198,815)

As at December 31, 2024

	Carrying value	Fair Value
Derivative assets [note 5]
Foreign currency contracts	$103	$103
Current portion of long-term debt	(285,707)	(285,707)
Derivative liabilities [note 8]
Foreign currency contracts	(140,437)	(140,437)
Interest rate contracts	(3,172)	(3,172)
Long-term debt	(995,583)	(1,058,055)

Net	$(1,424,796)	$(1,487,268)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 1 or level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of Cameco’s unsecured debentures is determined using quoted market yields as of the reporting date, which ranged from 2.4% to 3.1% (2024 - 2.8% to 3.3%). The fair value of the floating rate term loan is equal to its carrying value.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

2025 FIRST QUARTER REPORT 21

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Mar 31/25	Dec 31/24
Non-hedge derivatives:
Foreign currency contracts	$(127,878)	$(140,334)
Interest rate contracts	(2,615)	(3,172)

Net	$(130,493)	$(143,506)

Classification:
Current portion of long-term receivables, investments and other [note 5]	$149	$68
Long-term receivables, investments and other [note 5]	250	35
Current portion of other liabilities [note 8]	(77,961)	(83,890)
Other liabilities [note 8]	(52,931)	(59,719)

Net	$(130,493)	$(143,506)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended
	Mar 31/25	Mar 31/24
Non-hedge derivatives:
Foreign currency contracts	$(9,485)	$(39,875)
Interest rate contracts	557	(1,403)

Net	$(8,928)	$(41,278)

18.	Segmented information

Cameco has three reportable segments: uranium, fuel services and Westinghouse. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The Westinghouse segment reflects our earnings from this equity-accounted investment (see note 6). Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. It provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $13,710,000 of care and maintenance costs during the first quarter of 2025 (2024 - $12,378,000).

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

22 CAMECO CORPORATION

Business segments

For the three months ended March 31, 2025

	Uranium	Fuel services	(i) WEC	(i) Adjustments	Other	Total
Revenue	$618,824	$134,659	$769,523	$(769,523)	$35,949	$789,432
Expenses
Cost of products and services sold	364,024	59,288	288,858	(288,858)	35,381	458,693
Depreciation and amortization	51,447	6,958	96,339	(96,339)	2,197	60,602

Cost of sales	415,471	66,246	385,197	(385,197)	37,578	519,295

Gross profit (loss)	203,353	68,413	384,326	(384,326)	(1,629)	270,137
Administration	—	—	389,457	(389,457)	58,820	58,820
Exploration	7,888	—	—	—	—	7,888
Research and development	—	—	—	—	13,982	13,982
Other operating expense	1,282	137	—	—	—	1,419
Loss on disposal of assets	2,047	166	—	—	4	2,217
Finance costs	—	—	48,967	(48,967)	30,098	30,098
Loss on derivatives	—	—	—	—	8,928	8,928
Finance income	—	—	(429)	429	(3,689)	(3,689)
Share of loss (earnings) from equity-accounted investees	(35,201)	—	—	62,051	—	26,850
Foreign exchange losses	—	—	—	—	871	871
Other expense (income)	—	—	25,432	(25,432)	(404)	(404)

Earnings (loss) before income taxes	227,337	68,110	(79,101)	17,050	(110,239)	123,157

Income tax expense						53,405

Net earnings						$69,752

(i)

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

2025 FIRST QUARTER REPORT 23

For the three months ended March 31, 2024

	Uranium	Fuel services	(i) WEC	(i) Adjustments	Other	Total
Revenue	$561,110	$72,435	$655,524	$(655,524)	$—	$633,545
Expenses
Cost of products and services sold	355,860	48,404	294,844	(294,844)	(706)	403,558
Depreciation and amortization	36,715	5,319	84,696	(84,696)	1,133	43,167

Cost of sales	392,575	53,723	379,540	(379,540)	427	446,725

Gross profit (loss)	168,535	18,712	275,984	(275,984)	(427)	186,820
Administration	—	—	335,190	(335,190)	59,808	59,808
Exploration	7,360	—	—	—	—	7,360
Research and development	—	—	—	—	9,320	9,320
Other operating income	(14,893)	(1,887)	—	—	—	(16,780)
Loss on disposal of assets	225	145	—	—	—	370
Finance costs	—	—	64,117	(64,117)	38,145	38,145
Loss on derivatives	—	—	—	—	41,278	41,278
Finance income	—	—	(1,930)	1,930	(6,323)	(6,323)
Share of loss (earnings) from equity-accounted investee	(77,130)	—	—	123,476	—	46,346
Foreign exchange gains	—	—	—	—	(16,607)	(16,607)
Other expense	—	—	39,486	(39,486)	4	4

Earnings (loss) before income taxes	252,973	20,454	(160,879)	37,403	(126,052)	23,899

Income tax expense						30,960

Net loss						$(7,061)

(i)

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

19.	Related parties

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, some of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region, where the president of several of these suppliers is a member of the board of directors. During the first quarter of 2025, Cameco paid these suppliers $23,588,000 for construction and contracting services (2024 - $25,988,000). The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable includes a balance of $1,743,000 at the reporting date (December 31, 2024 - $1,156,000).

24 CAMECO CORPORATION

Other related party transactions

	Transaction value		Balance outstanding
	Three months ended		as at
	Mar 31/25	Mar 31/24	Mar 31/25	Dec 31/24
Joint venture
Sales revenue(a)	$69,574	$45,182	$—	$32
Fuel storage and handling(a)	—	24	—	26
Deferred sales(a)	—	—	36,794	75,083
Dividends received	69,747	—	—	—
Associate
Product purchases(b)	—	145,784	45,933	301,652
Dividends received(c)	—	—	—	—

(a)

Cameco has entered into various agreements with Westinghouse and its subsidiaries and has recognized sales revenue related to fuel supply agreements and incurred costs related to fuel storage and handling fees. Contract terms are in the normal course of business and were accounted for at the exchange amount. Cash dividends are also received from Westinghouse.

(b)	Cameco purchases uranium concentrate from JV Inkai. Purchases from JV Inkai are based on the prevailing uranium spot price less a 5% discount with extended payment terms.
(c)	Subsequent to the end of the period, on April 22, 2025, Cameco received a dividend of $92,085,000 (US) from JV Inkai..

2025 FIRST QUARTER REPORT 25